

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 29, 2016

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107

> **Re:** **Lonestar Resources US Inc.**
> **Registration Statement on Form 10-12(b)**
> **Filed December 31, 2015**
> **File No. 001-37670**

Dear Mr. Bracken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Tell us why you believe that you qualify as a smaller reporting company, as defined in Item 10(f)(1) of Regulation S-K, considering you were incorporated in December 2015, and the business you plan to acquire reports revenues in excess of $50 million for the most recently completed fiscal year.

Business

Our Business Strategies, page 8

3.   Please explain the differences between the well count figures here – 61 gross/56 net – and those on p. 17 – 57 gross/52 net – and amend, if necessary.

Experienced management and a proven track record, page 9

4.   Quantify the "proven track record" or revise the heading.   We note the reference to managements' "average 30 years of industry experience."

Development of Proved Undeveloped Reserves, page 14

5.   Item 1203(b) of Regulation S-K requires that you "Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves." It appears you have omitted the increases in PUD reserves due to drilling and completion activities and due to acquisitions. Please amend your document to disclose separately PUD reserve changes due to drilling/completion and due to acquisitions.

6.   Your realized 2014 unit PUD conversion cost appears to be about 25$/BOE (=$108.5 million/4.3 MMBOE) while the year-end 2014 standardized measure (page F-38) projects future unit development costs at about $17/BOE (=$320 million/18.6 MMBOE). Please explain the reasons that the projected unit development costs are significantly lower than those that you have incurred.

7.   We note your statement, "Based on our current expectations of our cash flows and drilling and development programs, which includes drilling of proved undeveloped locations, we believe we can fund the drilling of our current inventory of proved undeveloped locations and our expansions and extensions in the next five years from our cash on hand combined with cash flow from operations and borrowings under our credit facilities." Please explain to us the figures for those parameters (e.g. product prices, development and production costs) that are the basis for your "current expectations". Address the minimum product prices that you require to continue these drilling/development programs.

Internal Controls Over Reserves Estimation Process, page 16

8.   We note your statement, "Year-end reserve estimates are reviewed by our Senior Vice President-Operations, our Chief Executive Officer and other senior management, and revisions are communicated to our board of directors." Please advise us whether these reviews include the drilling schedule for your proved undeveloped reserves. Tell us also whether your board of directors reviews/approves the PUD drilling schedule.

Drilling Activities, page 17

9.   We note that all of your wells drilled are categorized as development. For each period, please explain to us the number of locations drilled that also had booked PUD reserves at the time of drilling. For those wells/locations without PUD reserves, please explain why you have described them as development. Refer to Rule 4-10(a)(11) of Regulation S-X which defines a development well as "A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive."

Developed and Undeveloped Acres, page 18

10.   We note your statement "As of September 30, 2015, we had leases across the Eagle Ford Shale representing 3,011 net acres expiring in 2016, 4,519 net acres expiring in 2017 and 563 net acres expiring in 2018 and beyond. We anticipate that our current and future drilling plans together with selected lease extensions will address a significant portion of our leases expiring in the Eagle Ford Shale in 2016." Please tell us the figures for year-end 2015 PUD reserves you have claimed that are scheduled for drilling after the expiration of the associated acreage.

Operations

Marketing and Major Customers, page 18

11.   Reconcile your statement "we believe that we could readily procure substitute or additional customers such that our production volumes would not be materially affected for any significant period of time" with the risk factor on page 38 in which you indicate that you "depend upon several significant purchasers for the sale of most of our crude oil, natural gas and NGLs production."

Financial Information, page 52

Outlook, page 55

12.   We note your disclosure explaining that you have moderated drilling activity due to the decline in oil prices that began in 2014and that you expect to continue such moderation as you believe oil and natural gas prices will remain volatile. You have similar and related disclosures on page 31, stating that you expect "a material reduction in the PV-10 valuation" of your reserves, and that if sustained as indicated, lower commodity prices "will have a material impact" on your revenues.

        Please expand your disclosure to further clarify the nature and scope of your moderation efforts and to describe the reasonably likely impact on your proved reserves, development plans, and accounting. For example, describe any material changes that you have made to your proved reserve development schedules underlying your proved undeveloped reserves as of December 31, 2014, as well as the impact of any such changes on your ability to complete development of your proved undeveloped reserves within five years of booking. Additionally, given your disclosure on page 56, explaining that production during the recent interim period increased 48% as a result of an effective drilling program, clarify the extent to which this trend in production is expected to continue, in light of your moderation plan.

13.   We understand that although you have used derivatives such as fixed-price swaps to insulate from price volatility and realize higher prices on production each period; you do not have significant coverage for settlements beyond 2016. Given your stated policy of hedging up to 85% of "forecasted proved developed producing production" on page 54, please disclose the percentages of actual production covered by derivatives for each period, and of forecasted production for the upcoming year, which you indicate is approximately 54% in the last paragraph on page 10.

Please also disclose the extent to which your hedging program has been successful in stabilizing cash flows for each period, relative to the prevailing market prices, and the reasonably likely implications of lower commodity prices on the continuation of this program, as may impact the availability and cost of entering into these arrangements. The extent to which your financial statements reflect derivative activity that you believe is indicative of your future operating results and financial condition should be clarified to comply with Instructions 2 and 3 to Item 303(a) of Regulation S-K.

If you have paid material amounts to acquire the derivatives utilized in your hedging efforts please clarify and indicate the manner by which outflows and inflows of any related cash are presented on pages F-6 and F-21.

Sources of Liquidity and Capital Resources, page 65

14.   We note that the operating and investing cash flows shown for the nine-month interim period ended September 30, 2015 do not agree with the corresponding figures presented in the Statement of Cash Flows on page F-6. Please revise accordingly.

Debt, page 66

15.   Tell us supplementally your current level of compliance with your debt covenants. It appears, for example, your current ratio has gone from 1.28 at December 31, 2014 to 1.09 at September 31, 2015.

Critical Accounting Estimates, page 68

16.   We note you have identified various policies that you consider to be of particular importance to the portrayal of your financial position and results of operations and that

require the application of significant judgment or estimates by management. However, it does not appear that you have addressed any specific assumptions or estimates or included information incremental to the corresponding accounting policies in the notes to your financial statements on pages F-23 and F-24.

The guidance in Item 303(a)(1) and (3)(ii) of Regulation S-K requires that you address the reasonably likely effects of trends and uncertainties that are relevant to an assessment of your financial condition and results of operations, while Instructions 2 and 3 to paragraph 303(a) clarify the importance of this disclosure, particularly where reported financial information is not necessarily indicative of future operating results or future financial condition. The guidance in FRC §501.14 (Section V of SEC Release Nos. 33-8350; 34-48960; FR-72), indicates how disclosures of critical accounting estimates and assumptions may address these requirements.

Please expand your disclosure under this heading to address any material implications of the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. This disclosure should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. For example, you may discuss the extent to which your estimates and assumptions have been accurate or have changed in the past, and the extent to which these are reasonably likely to change in the future.

Quantitative and Qualitative Disclosures about Risk, page 71

17.   We note that you have elected to provide an oil price sensitivity analysis related to your various derivative instruments for the 2014 fiscal year. Please expand your disclosure to describe the model, assumptions, and parameters underlying the range of figures you present, following Item 305(a)(ii)(B), and Instruction 1.B to paragraph 305(a) of Regulation S-K. For example, please clarify the number of periods within the year for which the analysis has been prepared, the population of instruments included and how you have handled derivatives settled prior to year-end.

Properties, page 73

Eagle Ford Shale Trend, page 73

18.   It appears that you plan to drill 20 gross/19 net wells by year-end 2016: 8 gross/8 net wells in the Western Eagle Ford region (page 74) and 12 gross/11 net wells in the Eastern Eagle Ford region (page 76), beginning in the fourth quarter 2015 to the end of fiscal 2016. The table on page 76 presents total Eagle Ford locations to be drilled as 10 gross/10 net. Please amend your document to reconcile these figures. As of fiscal year-end 2015, explain to us the status of these wells.

Security Ownership of Certain Beneficial Owners and Management, page 78

19.   Please supplement your disclosure in footnote 2 to the table to also identify the natural person(s) that hold voting or dispositive power over the shares held by Ecofin Water & Power Opportunities PLC.

Directors and Executive Officers, page 80

20.   Please revise each of your biographical disclosures for each of your named executives to include the principal occupation and employment for the periods that you discuss, providing the month, year and title. Refer to Item 401(e) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 88

21.   We note that annual cash bonuses are discretionary and tied to achievement of certain performance objectives established by your board. In future Exchange Act periodic reports, please identify and quantify the performance criteria, both financial and non-financial, used to determine such awards.

Recent Sales of Unregistered Securities

Issuances by Lonestar Resources US Inc., page 92

22.   We note your disclosure in this section that your common stock to be issued in connection with the reorganization will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the Securities Act. Please provide us with a more detailed factual and legal analysis setting forth why you believe you may properly rely on this exemption. Refer to Division of Corporation Finance Staff Legal Bulletin No. 3A (June 18, 2008).

Financial Statements and Exhibits, page 96

23.   Please submit all exhibits as promptly as possible. Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

24.   We note that you have filed a "form of" employment agreement as an exhibit to the registration statement. Please confirm that you plan to file copies of each of your executed employment agreements as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Frank D. Bracken, III
Lonestar Resources US Inc.
January 29, 2016
Page 7

Financial Statements

General

25.   Given the $3.3 million loss before taxes for the nine-month interim period ended
September 30, 2015, it appears you will need to update your filing to include audited
financial statements for the 2015 fiscal year if the filing is not effective prior to February
17, 2016 as indicated in Rule 8-08(b) of Regulation S-X.

26.   We understand from your disclosures on page 1 that in conjunction with your
reorganization you plan to acquire Lonestar Resources Limited and all of its subsidiaries.
Given the foregoing, tell us why you have only included financial statements of the
Lonestar Resources America, Inc. subsidiary, and provide us descriptions and amounts of
all accounts and activity that would be shown in the consolidated statements of its parent
that are not reported by this entity.

Please also clarify the relevance of the pro forma earnings per share that you present in
Note 14 on page F-36, which appears to be based on the capital structure of the
subsidiary rather than the parent you identify as the party to the reorganization.

27.   We understand from the Lonestar Resources Limited and Controlled Entities 2014
Annual Financial Report posted on its website that it paid $255,000 and $280,000 for the
2014 and 2013 financial statement audits to BDO Audit (WA) Pty Ltd and related
entities, and it also paid these firms $321,000 and $163,000 for non-audit services.
Please describe to us the non-audit services that were provided by such firms with details
sufficient to understand how these would be considered relative to the various prohibited
services outlined in Rule 2-01(c)(4) of Regulation S-X. Please include a schedule listing
each non-audit service obtained and the related amounts comprising the totals.

Note 3 – Acquisitions and Divestitures, page F-25

28.   We note that you acquired interests in proved and unproved oil and gas properties in
March 2014, including working interests in producing properties, in exchange for $70.7
million. Please submit the analysis that you performed in determining that you would not
include financial statements related to these properties for periods prior to acquisition to
comply with Rule 8-04 of Regulation S-X.

29.   We note your disclosure on page F-26 explaining that the value ascribed to oil and gas
properties in your reverse merger accounting was based on "discounted future cash flows
expected to be obtained from existing oil and gas reserves as determined by third party
petroleum engineers." Please describe to us the nature of the oil and gas properties
acquired, including the proved vs. unproved, and developed vs. undeveloped status on the
date of acquisition, and any key assumptions necessary to understand your basis for
ascribing $96 million to the properties in your purchase price computation and $140

million in your standardized measure activity on page F-39. Please also submit a schedule showing your development plans for the PUD reserves acquired, including the quantities to be developed and related expenditures approved for each year, also covering subsequent progress and activity related to the properties acquired. Finally, please submit for review the report of the third party engineers which you reference as the basis for your fair value assessment.

30.   Your disclosures under this heading and on page 11 indicate that 460 million ordinary shares were issued to complete your reverse merger, representing 68.5% of the outstanding shares immediately following the transaction and that the quoted market price of the Amadeus Energy Limited stock was $0.22 per share on the transaction date. Please submit the computations that you performed in arriving at the$56.5 million valuation, and any explanations or details necessary to understand how your approach compares to the guidance in FASB ASC 805-40-30-2.

Note 5 – Commodity Price Risk Activities, page F-27

31.   We note that amounts reported as Gains (losses) on derivative financial instruments on the income statement at page F-19 correspond to amounts utilized in your indirect reconciliation on the statements of cash flows at page F-21. Tell us whether you have taken a different approach in presenting this type of activity in your interim financial statements and your rationale. Please explain how you have accounted for periodic changes in value and settlements in each financial statement, with details sufficient to understand why the derivative related amounts on pages F-4 and F-6 do not agree.

Note 15 – Related Party Activities, page F-36

32.   Please revise your financial statements to separately present amounts arising from transactions with related parties to comply with FASB ASC 850-10-50-2.

Supplemental Information on Oil and Natural Gas Exploration and Production Activities (unaudited), page F-36

33.   It appears you have omitted the costs incurred for 2013 and 2014 as required by FASB 932-235-50-18. Please amend your document to comply with FASB 932.

Net Proved Reserve Summary, page F-37

34.   Please amend your document to disclose figures for your total proved developed and for your total proved undeveloped reserves for the beginning and end of each year presented. Refer to FASB 932-235-50-4.

35.   It appears you have included natural gas liquids with the crude oil proved reserves. FASB ASC 932-235-50-4(a) requires the disclosure of "Crude oil, including condensate

and natural gas liquids (If significant, the reserve quantity information shall be disclosed separately for natural gas liquids.)" As the NGL proved reserves are about 10 percent of the total equivalent proved reserves and about 11 percent of the total liquid proved reserves, please amend your document to disclose separately the NGL proved reserves.

36.   Your 2014 proved reserve acquisitions appear to be 10.7 MMBOE for $20.35 million (page F-8) or about $2/BOE. Please provide us with the petroleum engineering reports you used as the basis for the acquired proved reserves disclosed on page F-37. You may furnish these materials on digital media such as flash drive or compact disk.
The report should include:

a)   One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)   Summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)   Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)   Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the five largest wells/locations in the proved developed and proved undeveloped categories (10 entities in all) as well as the AFE/capital cost inventory for each of the five PUD properties. Please ensure that the decline parameters (b-factor, initial/final production rates, initial/terminal decline rates), EURs and cumulative production figures are presented on the rate/time plots or another convenient location.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Frank D. Bracken, III
Lonestar Resources US Inc.
January 29, 2016
Page 10

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources